Yaakov Har-Oz Senior Vice President and General Counsel Admitted in New York and Israel
Arotech Corporation

1229 Oak Valley Drive
Ann Arbor, Michigan 48108
Tel:  (800) 281-0356   Fax:  (734) 761-5368
http://www.arotech.com
Nasdaq Global Market: ARTX
Writer’s direct dial: +972-2-990-6623
Writer’s direct fax: +972-2-990-6688
Writer’s e-mail: yaakovh@arotech.com

November 8, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          Arotech Corporation
Withdrawal of Registration Statement on Form S-3
Filed on April 21, 2011
File No. 333-173663

Ladies and Gentlemen:

Pursuant to the provisions of Rule 477 of Regulation C of the Securities Act of 1933, as amended, Arotech Corporation (the “Company”) hereby requests that its Form S-3 Registration Statement filed with the SEC on April 21, 2011 (File No. 333-173663) be withdrawn. The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions and an unfavorable stock price. The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Sincerely,
Yaakov Har-Oz
Senior Vice President and General Counsel

cc: Robert S. Ehrlich
     Steven M. Skolnick, Esq.